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...ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 0 1 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Brokerage Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South George Street
(No. and Street)

York (City) PA (State) 17401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth P Fetrow OR Jessica M Shiflet 717-845-3788 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — if individual, state last, first, middle name)

1869 Charter Lane (Address) Lancaster (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Kenneth R Fetrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Brokerage Services, as of Feb 28, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Feb 28, 2002

Jane E Strong

Notary Public


NOTARIAL SEAL
JANE E. STRONG, NOTARY PUBLIC
YORK, YORK COUNTY
MY COMMISSION EXPIRES OCT. 18, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
354
SECTION

Report of independent accountants

Board of Directors
Waypoint Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Waypoint Brokerage Services, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


ANDERSEN

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the calculation of net capital under rule 15c3-1 of the SEC that we consider to be a material inadequacy as defined below. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements and supplemental schedules of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002. The Company was maintaining a cash balance at its Parent Company in excess of normal operating requirements. Deducting this excess deposit from allowable assets resulted in a net capital deficiency for the period from October 31, 2001 through February 11, 2002. When advised of this deficiency, the Company immediately transferred $500,000 from the Parent Company to an unaffiliated depository and thereby restored capital adequacy.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives except as disclosed above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Lancaster, Pennsylvania
February 15, 2002


ANDERSEN

Waypoint Brokerage Services, Inc.

Financial statements
As of December 31, 2001
Together with auditors' report


ANDERSEN

Report of independent public accountants

To the Board of Directors
Waypoint Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Waypoint Brokerage Services, Inc. (a wholly owned subsidiary of Waypoint Financial Corporation) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waypoint Brokerage Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Arthur Andersen LLP

Lancaster, Pennsylvania
February 15, 2002

Waypoint Brokerage Services, Inc.

Table of contents

Waypoint Brokerage Services, Inc.

Statement of financial condition
As of December 31, 2001

Assets		
Cash	$	799,974
Accounts receivable		119,031
Prepaid expenses and other assets		8,756
Leasehold improvements, furniture and equipment net of accumulated amortization and depreciation of $52,266		124,172
Total assets	$	1,051,933
Liabilities and stockholder's equity		
Liabilities:		
Accrued compensation	$	117,728
Accrued taxes		212,360
Dividends payable		44,000
Other accrued expenses and liabilities		54,698
Total liabilities		428,786
Stockholder's equity:		
Common stock $1 par value; 500,000 authorized shares; 1,000 issued and outstanding shares		1,000
Additional paid-in capital		471,010
Recognition and retention plan		(80,248)
Retained earnings		231,385
Total stockholder's equity		623,147
Total liabilities and stockholder's equity	$	1,051,933

The accompanying notes are an integral part of this financial statement.

Waypoint Brokerage Services, Inc.

Statement of operations
For the year ended December 31, 2001

Revenues:	
Net commissions	$ 2,535,072
Other income	345
Interest income	9,549
	2,544,966
Expenses:	
Employee compensation and benefits	689,465
Commissions	760,537
Travel and entertainment	71,125
Occupancy and equipment	70,594
Dues and subscriptions	55,739
Advertising	36,678
Professional fees	16,880
Fees paid to Bank	23,400
Communications	50,118
Quote charges	79,633
Supplies	21,850
Other operating expenses	28,724
	1,904,743
Income before income taxes	640,223
Provision for income taxes	266,805
Net income	$ 373,418

The accompanying notes are an integral part of this financial statement.

Waypoint Brokerage Services, Inc.

Statement of stockholder's equity
For the year ended December 31, 2001

	Common stock	Additional paid-in capital	Recognition and retention plan (RRP)	Retained earnings	Total
Balance, January 1, 2001	$ 1,000	$ 170,700	$ —	$ 44,967	$ 216,667
Net income	—	—	—	373,418	373,418
Cash dividend declared to Parent Company	—	—	—	(187,000)	(187,000)
Capital contribution	—	200,000	—	—	200,000
RRP grant	—	100,310	(100,310)	—	—
Earned portion of RRP	—	—	20,062	—	20,062
Balance, December 31, 2001	$ 1,000	$ 471,010	$ (80,248)	$ 231,385	$ 623,147

The accompanying notes are an integral part of this financial statement.

Waypoint Brokerage Services, Inc.

Statement of cash flows
For the year ended December 31, 2001

Operating activities:	
Net income	$ 373,418
Adjustment to reconcile net income to net cash provided by operating activities–	
Depreciation	19,860
Increase in accounts receivable	(4,627)
Decrease in prepaid expenses and other assets	11,417
Increase in accrued expenses and other liabilities	334,085
Net cash provided by operating activities	734,153
Investing activities:	
Purchase of furniture and equipment	(101,179)
Net cash used in investing activities	(101,179)
Financing activities:	
Cash dividend paid to Parent Company	(143,000)
Capital contribution	200,000
Employee recognition and retention plan	20,062
Net cash provided by financing activities	77,062
Increase in cash	710,036
Cash on January 1, 2001	89,938
Cash on December 31, 2001	$ 799,974

The accompanying notes are an integral part of this financial statement.

Waypoint Brokerage Services, Inc.

Notes to financial statements
December 31, 2001

1. Description of business:

Waypoint Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Waypoint Financial Corporation (the Parent Company), was incorporated for the purpose of providing discount brokerage services to a diversified group of retail customers. Business is conducted through two offices located in south central Pennsylvania. The Company is a fully disclosed introducing broker. All security transactions are cleared through an independent clearing broker.

2. Summary of significant accounting policies:

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the asset's useful life of five to seven years.

Income recognition

Net commissions and fees, and related expenses from securities transactions are recorded when such transactions are settled. The effect on the Company's financial statements of using settlement date accounting is not materially different than trade date accounting.

Advertising costs

Advertising costs are expensed when incurred. Advertising costs for the year ended December 31, 2001 were $36,678.

Employee benefit plans

The Company's employees are covered by the Parent Company's contributory defined contribution retirement plan. The Company provides a matching contribution of 50 percent of employee contributions to a maximum of 6 percent of employee compensation (a maximum matching contribution of 3 percent).

In addition, the Company's employees participate in the Parent Company's ESOP Plan. No expense was incurred during the current year by the Company for participation in the plan.

Parent company stock-based compensation

The Company accounts for Parent Company stock-based employee compensation arrangements under the intrinsic value method presented by Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations.

Income taxes

The results of the operations of the Company are included in consolidated federal income tax returns filed by the Parent Company. Therefore, the income tax provision represents an allocation from the Parent Company arising from its consolidated provision for federal income taxes as a result of the inclusion of the Company's taxable income for the period. The Company uses the liability method for reporting tax expense.

Risks and uncertainties

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Statement of cash flow disclosure

Cash paid for interest expense	$ 806
Cash paid for taxes	$ 1,750

3. Restricted cash and net capital requirement:

As of December 31, 2001, the Company had a cash balance of $799,974 at Waypoint Bank (the Bank) (another wholly owned subsidiary of the Parent Company). The maximum amount of cash to be held at the Parent Company at December 31, 2001, is approximately $200,000. This amount represents one month of normal operating expenses. (See Note 8.)

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of ($103,167), which was $153,167 in deficit of its minimum net capital requirement of $50,000 (see Note 8).

4. Related party transactions:

The Company maintains an account at the Bank. Interest income of $7,741, for the year ending December 31, 2001, was earned at normal market rates on this account. The balance in this account was $799,974 at December 31, 2001.

Additionally, the Bank provided accounting and management services to the Company and charged fees of $23,400 for the year ended December 31, 2001. There were no amounts owed to the Bank at December 31, 2001, related to these services.

The Company is leasing furniture and equipment from the Parent Company on a monthly lease. Net rental expense was $4,908 for the year ended December 31, 2001.

The Company leased office space for its facilities from the Bank under an operating lease which expires on October 31, 2002. During the year ended December 31, 2001, net rent expense paid to the Bank was $36,554.

As of December 31, 2001, future amounts due under the leases to related parties in the following year is $30,462.

The Company has an agreement for a line of credit in the amount of $500,000 with the Bank to be used to facilitate certain transactions for its clients. Advances on this line of credit bear interest at prime plus 1 percent. At December 31, 2001, there were no amounts outstanding under this agreement. For the year ended December 31, 2001, the Company expensed and paid interest of $806.

The Company pays dividends to the Parent quarterly in the amount of 50 percent of net income. Dividends declared in the current year amounted to $187,000. Dividends payable at year-end are $44,000.

5. Income taxes:

The (benefit) provision for income taxes for the year ended December 31, 2001, consists of the following:

Current:	
Federal	$ 208,906
State	64,236
	273,142
Deferred	(6,337)
Total provision for income taxes	$ 266,805

The effective tax rate differs from the Federal statutory rate primarily due to state tax expense.

Deferred tax assets are a result of accrued expenses and amounted to $14,029 at December 31, 2001. Deferred tax liabilities are primarily a result of depreciation and amounted to $11,096 at December 31, 2001. The Company has determined that a valuation reserve for the deferred tax asset is not required since it is more likely than not that the deferred tax asset can be principally realized through carryback to taxable income in prior years and future reversals of existing taxable temporary differences.

6. Parent Company stock award plan:

The Parent Company has a stock award plan, the Recognition and Retention Plan (RRP), which provides for the issuance of restricted Parent company stock. During 2001, the Parent Company issued 7,000 shares of restricted Parent Company stock from the RRP to the employee group of the Company, which vest 20 percent per year beginning on December 20, 2001. Issuance of restricted Parent Company stock from the RRP was recorded as additional paid-in capital and unearned compensation in the amount of $100,310. The unearned

compensation is shown as a reduction of stockholder's equity in the balance sheet and is recognized as compensation expense over the vesting period. Compensation expense of $20,062 was recorded in connection with the RRP.

7. Litigation:

In the normal course of business, the Company is a party to various claims and legal proceedings. Management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect upon the Company's financial condition or results of operations.

8. Subsequent event:

During a 2002 NASD audit, it was disclosed that the Company had maintained a cash balance at its Parent Company in excess of normal operating requirements. Deducting this excess deposit from allowable assets resulted in a net capital deficiency for the period from October 31, 2001 through February 11, 2002. When advised of this deficiency, the Company immediately transferred amounts from the Parent Company to an unaffiliated depository and thereby restored capital adequacy.

Waypoint Brokerage Services, Inc.

Schedule I – Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net capital:		
Total stockholder's equity qualified for net capital		$ 623,147
Deductions and/or charges–		
Nonallowable assets:		
Cash at Parent Company in excess of normal operating requirements	$ 500,000	
Certain accounts receivable	93,386	
Prepaid expenses and other assets	8,756	
Leasehold improvements, furniture and equipment	124,172	
Total deductions and/or charges		726,314
Net capital deficiency before haircuts on securities positions		(103,167)
Haircuts on securities		—
Net capital deficiency		$ (103,167)
Aggregate indebtedness:		
Items included in statement of financial condition–		
Accrued expenses and other liabilities		$ 428,786
Total aggregated indebtedness		$ 428,786
Computation of basic net capital requirement:		
Minimum net capital required–		
Greater of 6 2/3 percent of total aggregate indebtedness or $50,000		$ 50,000
Ratio: Aggregate indebtedness to net capital		(4.16)

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001	
Net capital, as reported in Company's Part II (unaudited) FOCUS reports	$ 440,833
Nonallowable of cash held at Parent Company asset erroneously reported as allowable	(500,000)
Audit adjustment to record dividends payable	(44,000)
Net capital per above	$ (103,167)

Waypoint Brokerage Services, Inc.

Schedule II – Computation for determination of reserve requirements and information for possession of control requirements As of December 31, 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it is exempt under Section (k)(2)(ii) of the Rule. In the opinion of management, the Company has complied with the exemptive provisions under 15c3-3 for the year ended December 31, 2001.